FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
(i),(ii),(iii) and (iv) R E T Bennett, a person discharging managerial responsibilities (v)and (vi) H M Bennett, spouse of R E T Bennett, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transaction

(i) Acquisition/Scrip dividend
(ii) Acquisition/reinvestment of dividend on HSBC Holdings UK Share Incentive Plan holding
(iii) Acquisition/reinvestment of dividend in ISAs
(iv) Release by the Trustee of 91 shares representing the scrip dividend for the 2010 fourth interim dividend in respect of the partial vesting of the total shareholder return part of the 2008 Performance Share award under the HSBC Share Plan that vested on 4 April 2011. The Trustee of the Plan:
(a) sold 47 shares to meet the tax liability; and
(b) transferred 44 shares to R E T Bennett as beneficial owner.
(v) Acquisition/reinvestment of dividend in ISAs
(vi) Acquisition/Scrip dividend

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
(i) 2,424 (ii) 28 (iii) 79 (iv)(b) 44 (v) 66 (vi) 93
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
(iv)(a) 47
7	Price per share or value of transactions
(i), (iv)(b) and (vi) US$10.2564 (ii) £6.515 (iii) and (v) £6.4799 (iv)(a) £6.4877
8	Date and place of transactions
5 May 2011, London
9	Date issuer informed of transactions
10 May 2011
10	Name of duly authorised officer/official of issuer responsible for making notification
Louisa Jenkinson, Senior Assistant Secretary, 0207 991 0593
11	Date of notification
10 May 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 10 May, 2011